# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vista Energy, S.A.B. de C.V., CIK 0001762506
CUSIP: 92837L109
Title of class of securities: Series A Shares, no par value / American Depositary Shares, each representing one series A share, no par value
Address of issuer's principal executive offices: Torre Mapfre, 243 Paseo de la Reforma Av, 18th Floor, Mexico City, Mexico (O5), 06500
Date of event which requires filing of this statement: 07/13/2026
Filed by CIK 0001703610
Persons authorized to receive notices and communications: Miguel Matias Galuccio, Torre Mapfre, 243 Paseo de la Reforma Av, 18th Floor, Mexico City, Mexico (O5), 06500, 54 11 3754 8500

## Reporting persons
- Miguel Matias Galuccio (CIK 0001703610): type of reporting person: individual (IN); citizenship or place of organization: Argentina (C1); source of funds: other (OO); sole voting power 6,739,892; shared voting power 0; sole dispositive power 6,739,892; shared dispositive power 0; aggregate amount beneficially owned 6,739,892 (6.1% of the class)
  Comment: The securities reported in rows (7), (9) and (11) include: (i) 3,309,936 series A shares, (ii) 2,935,735 series A shares represented by 2,935,735 American depositary shares, and (iii) 494,221 series A shares deliverable upon exercise of 494,221 vested stock options.
  
  The calculation reported in row (11) is based on 111,111,623 series A shares outstanding, which includes (i) 110,617,402 series A shares outstanding as of the date hereof, and (ii) 494,221 series A shares deliverable upon exercise of 494,221 vested stock options.

## Item 1. Security and Issuer
Title of class of securities: Series A Shares, no par value / American Depositary Shares, each representing one series A share, no par value
Name of issuer: Vista Energy, S.A.B. de C.V.
Address of issuer's principal executive offices: Torre Mapfre, 243 Paseo de la Reforma Av, 18th Floor, Mexico City, Mexico (O5), 06500
Comment: This Amendment No. 2 (the "Second Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission on February 15, 2022, as amended from time to time (the "Schedule 13D") by the Reporting Person (as defined in the Schedule 13D), with respect to the series A shares, of Vista Energy, S.A.B. de C.V. (the "Issuer"), whose principal executive offices are located at Torre Mapfre, 243 Paseo de la Reforma Avenue, 18th Floor, Colonia Renacimiento, Alcaldia Cuauhtemoc, 06500, Mexico City, Mexico. This Second Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D. Except as disclosed in and expressly amended by this Second Amendment, all information set forth in the Schedule 13D is hereby unaffected. All capitalized terms used in this Second Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. This Second Amendment amends and restates Items 5(a)-(c).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 6,739,892 series A shares, representing approximately 6.1% of the total number of series A shares outstanding. This amount consists of: (i) 3,309,936 series A shares, (ii) 2,935,735 series A shares represented by 2,935,735 American depositary shares, and (iii) 494,221 series A shares deliverable upon exercise of 494,221 vested stock options.

The foregoing beneficial ownership percentage is based on 111,111,623 series A shares outstanding, which includes (i) 110,617,402 series A shares outstanding as of the date hereof, and (ii) 494,221 series A shares deliverable upon exercise of 494,221 vested stock options. The series A shares deliverable upon exercise of the stock options referred to in the previous sentence are beneficially owned by the Reporting Person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Act of 1933.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person may be deemed to have sole voting and dispositive power with respect to the 6,739,892 series A shares.
Transactions in the class effected during the past sixty days: On July 13, 2026, 281,186 vested stock options beneficially owned by the Reporting Person were canceled by the company at a price of $66.3 per series A share. The Reporting Person has not otherwise made any acquisition or disposition of series A shares or American Depositary Shares during the past sixty (60) days.

## Signatures
- Miguel Matias Galuccio: /s/ Miguel Matias Galuccio, Miguel Matias Galuccio (08/28/2026)